AB 3/25

[redacted]

14049774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 18 2014
Washington DC
405

SEC FILE NUMBER
8- 41173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCH CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N LA SALLE STREET, SUITE 2300
(No. and Street)

CHICAGO	IL	60602-3975
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD RICE 312-640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DRIVE, SUITE 3100	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/27/14

OATH OR AFFIRMATION

I, RICHARD RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCH CAPITAL CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHELLE L SCALETTA
Notary Public - State of Illinois
My Commission Expires 08/05/2017

Michelle L Scaletta
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2013

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2013

CONTENTS

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Stockholder
March Capital Corporation
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of March Capital Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

March 15, 2014

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 12,388	
Advances to stockholder, net	53,579	
		$ 65,967

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$ 8,350	
Subordinated debt	50,000	
Illinois replacement tax	300	
		$ 58,650
Stockholder's Equity:		
Common stock, $10 par value, 200 shares authorized; 100 shares issued and outstanding	1,000	
Additional paid-in capital	6,217	
Retained earnings	100	
		7,317
		$ 65,967

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

FEE AND COMMISSION INCOME		$ 212,668
OPERATING EXPENSES (REIMBURSEMENTS):		
Salaries, officer/stockholder	$ (3,859)	
Commissions	152,506	
	148,647	
Bank charges	682	
Bad debts	316	
Communications	5,586	
Dues and subscriptions	1,288	
Meals and entertainment	6,382	
Taxes and licenses	1,770	
Insurance	1,052	
Office	1,633	
Outside services	1,637	
Transportation	925	
Postage/delivery	219	
Professional fees	20,763	
Regulatory and other fees	693	
Training	5,839	
Travel	1,581	
Interest	2,125	
		201,138
NET INCOME		$ 11,530

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2013

Subordinated liabilities, beginning of year	$ -
Increase:	
Issuance of subordinated debt	50,000
Subordinated liabilities, end of year	$ 50,000

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 1,000	$ 6,217	$ 7,741	$ 14,958
Net income				11,530	11,530
Stockholder distributions				(19,171)	(19,171)
Balance, end of year	100	$ 1,000	$ 6,217	$ 100	$ 7,317

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:		
Net income		$ 11,530
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Assets - decrease (increase):		
Decrease in advances to employee	$ 316	
Increase in advance to stockholder, net	(53,579)	
Liabilities - increase (decrease):		
Increase in accounts payable	1,449	
Decrease in taxes payable	(400)	
		(52,214)
Net cash used in operating activities		(40,684)
FINANCING ACTIVITIES:		
Proceeds from issuance of subordinated debt	50,000	
Stockholder distributions	(19,171)	
Net cash provided by financing activities		30,829
NET DECREASE IN CASH		(9,855)
CASH, BEGINNING OF YEAR		22,243
CASH, END OF YEAR		$ 12,388

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the year for Illinois replacement tax	$ 869
Cash paid during the year for interest	$ 2,125

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations:

March Capital Corporation (the Company) is an Illinois corporation formed on September 5, 1990. The Company's principal place of business is in Illinois. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The company is also registered as a broker-dealer in twelve states including the State of Illinois. The Company has adopted December 31st as its year end.

The Company's purpose of operating as a broker-dealer is to raise capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to start-up and early stage business ventures.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph k(2)(i) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemptions provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing firm.

2. Summary of Significant Accounting Policies:

a. Basis of Presentation and Accounting:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

b. Revenue Recognition:

The Company earns revenue through retainer fees, managed fees, success fees.

- **Retainer Fees:** For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods to which they apply, as provided by the contract.

- **Managed Fees:** Managed fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

2. Summary of Significant Accounting Policies - continued:

b. Revenue Recognition – continued:

- **Success Fees:** Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement.

c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Financial Instruments:

The Company's financial instruments are cash, accounts receivable accounts payable, and subordinated debt for which recorded values approximate fair values based on their short-term nature.

e. Cash and Cash Equivalents:

The Company presently maintains cash in a bank checking account insured by the Federal Deposit Insurance Corporation (FDIC): current coverage limited to $250,000. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

For purposes of the statement of cash flows, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost, which approximates fair value.

f. Accounts Receivable:

The Company extends credit to its customers and generally requires no collateral. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts on these receivables have been relatively immaterial.

2. Summary of Significant Accounting Policies - continued:

f. Accounts Receivable - continued:

Management believes that, based on industry practice and collection history, the balance of commissions and fees receivable at December 31, 2013 (if any) is collectible in full, and accordingly, no allowance for doubtful accounts has been recorded.

g. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for income taxes has been made in these financial statements. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

h. Management's Review of Subsequent Period:

Management has evaluated subsequent events for potential recognition and/or disclosure through March 15, 2014, the date of the Independent Auditors' Report. At various points during the subsequent period, the Company failed to maintain its required minimum net capital of $5,000.

3. Subordinated Debt:

At December 31, 2013, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective September 27, 2013. The note provides for interest at 15%, payable annually, with a stated maturity of September 19, 2014.

Subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See note 2d.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the

4. Fair Value of Financial Instruments - continued:

principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See note 2d.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate

5. Net Capital Requirements - continued:

indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2013, the Company had net capital of $3,738, which was $1,262 short of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.31 to 1 at December 31, 2013.

6. Significant Clients:

Three clients accounted for approximately 89% of total revenue for the year ended December 31, 2013.

7. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subject it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

8. Recently Issued Pronouncements:

In July 2013, the SEC enacted new broker-dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes the stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing, and reports to be issued by the auditors. The SEC also adopted amendments to the net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. Management is currently assessing the impact of these regulations.

MARCH CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity, end of year	$ 7,317
Add: Subordinated debt	50,000
Deductions for non-allowable assets:	
Non-allowable receivable - Advances to stockholder	(53,579)
NET CAPITAL	3,738
Minimum capital requirement	5,000
NET CAPITAL DEFICIENCY	$ (1,262)
NET CAPITAL DEFICIENCY LESS 120% OF MINIMUM CAPITAL REQUIREMENT	$ (2,262)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 8,650
Ratio: Aggregate indebtedness to net capital	2.31 to 1

Reconciliation with the Company's computation (included in Part II of the originally filed Form X-17A-5) as of December 31, 2013:

Net capital, as originally reported in the Company's Part II (unaudited) FOCUS report	$ 11,967
Audit Adjustments:	
Change in accounts payable and accrued expenses	(8,229)
Net capital per audited financial statements	$ 3,738

MARCH CAPITAL CORPORATION

DECEMBER 31, 2013

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2013, the Company held no customer funds and had no required deposit.

SCHEDULE III

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that Rule.

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Stockholder
March Capital Corporation
Chicago, Illinois

In planning and performing our audit of the financial statements of March Capital Corporation (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified deficiencies relating to a lack of segregation of duties that we consider to be a material weakness, as described above. This lack of segregation of duties was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 15, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives, except for the following inadequacy:

> The Company does not have procedures in place to maintain its accounting system daily and does not have a process of computing the daily net capital requirement. We found that this inadequacy resulted in the Company failing to maintain the net capital requirements consistently during 2013 and the subsequent year. Further, these failures were not reported to the SEC and FINRA until after our post-audit discussion with the client.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 15, 2014.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

March 15, 2014

MARCH CAPITAL CORPORATION

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Independent Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2013

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Mr. Richard Rice
March Capital Corporation
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by March Capital Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (copy of the check written, the bank statement in which the check cleared, and the cash disbursements journal in which the check was recorded), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

March 15, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041173 FINRA DEC
MARCH CAPITAL CORP 9*9
2 N LASALLE ST STE 2300
CHICAGO IL 60602-3975

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Richard J. Rice 312-443-4804

2. A. General Assessment (item 2e from page 2) $ 532

B. Less payment made with SIPC-6 filed (exclude interest) (144)
7/24/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 388

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 388

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 388

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARCH CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15th day of MARCH, 20 14.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 13
and ending 12/31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$212,668
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$212,668
2e. General Assessment @ .0025	$532

(to page 1, line 2.A.)